EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1         Name and Address of Company

Avalon Rare Metals Inc.
130 Adelaide Street West
Suite 1901
Toronto, ON M5H 3P5

Item 2         Date of Material Change

July 27, 2011

Item 3         News Release

A news release was disseminated on July 27, 2011 through the facilities of Marketwire and subsequently filed on SEDAR.

Item 4         Summary of Material Change

On July 27, 2011, Avalon Rare Metals Inc. (“Avalon” or the “Company”) announced that it has priced an underwritten public offering of 7,100,000 common shares (an increase of 100,000 common shares from the previously announced number) at a price to the public of US$6.15 per share with respect to shares initially offered in the United States or in other countries outside of Canada and Cdn$5.81 per share with respect to shares initially offered in Canada.

Item 5         Full Description of Material Change

On July 27, 2011, Avalon announced that it has priced an underwritten public offering of 7,100,000 common shares (an increase of 100,000 common shares from the previously announced number) at a price to the public of US$6.15 per share with respect to shares initially offered in the United States or in other countries outside of Canada and Cdn$5.81 per share with respect to shares initially offered in Canada.

The Company expects that the offering will yield gross proceeds, before expenses, of US$43,665,000 (Cdn$41,251,000) million and intends to use the net proceeds of the offering for the completion of the bankable feasibility study on the Thor Lake Rare Metals Project, working capital and general corporate purposes. The offering is expected to close on or about August 3, 2011, subject to customary closing conditions, including the approval of the Toronto Stock Exchange and the NYSE Amex. In connection with the offering, the Company also granted the underwriters a 30-day option to purchase up to 1,065,000 additional common shares at the applicable offering price to cover over-allotments, if any.

Citigroup Global Markets Inc. and Dahlman Rose & Company, LLC are acting as joint book-running managers for the offering and as the representatives of the several underwriters pursuant to the terms of an underwriting agreement entered into with the Company. The securities described above are being offered in Canada pursuant to a final prospectus supplement to a final base shelf prospectus dated May 4, 2011 filed with the securities regulators in each of the provinces and territories of Canada, other than Québec, and in the United States pursuant to a registration statement filed with the U.S. Securities and Exchange Commission, which became effective on May 5, 2011.

This material change report shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 6         Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7         Omitted Information

Not applicable.

Item 8         Executive Officer

Donald S. Bubar, President & Chief Executive Officer, (416) 364-4938.

Item 9         Date of Report

July 29, 2011

AVALON RARE METALS INC.
Per:	“Charlotte May” (signed) Charlotte May, Corporate Secretary

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the filing of a final base shelf prospectus and prospectus supplement of the Company and obtaining a receipt therefore and having the registration statement declared effective. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.